Results of Special Meeting of Shareholders

The Funds held a special meeting of shareholders on March 15, 2013, relating to the approval of a new Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser as well as the election of two Trustees to the Board. The shareholders approved the New Agreement with respect to each Fund and elected Messrs. Shefrin and DeGroot to the Board. A total of 115,800,469 shares were represented at the meeting, either in person or by valid proxy, constituting 69.2% of the shares eligible to vote. The voting results were as follows:

Proposal 1 – to approve a new Investment Advisory Agreement between the Trust, on behalf of the Funds:

Fund	For	Against	Abstain	Non-Vote
Litman Gregory Masters Equity Fund	10,748,702	85,810	112,354	1,853,933
Litman Gregory Masters International Fund	58,528,975	664,730	164,851	8,897,871
Litman Gregory Masters Value Fund	3,552,156	22,327	19,180	572,237
Litman Gregory Masters Smaller Companies Fund	1,680,541	8,875	29,007	634,165
Litman Gregory Masters Focused Opportunities Fund	4,143,323	0	0	209,607
Litman Gregory Masters Alternative Strategies Fund	17,882,816	32,664	74,825	5,881,518

Proposal 2 – the election of two Trustees, Messrs. Shefrin and DeGroot, to the Board of Trustees of the Trust (the “Board”):

	For	Withheld	Non-Vote
Harold M. Shefrin	114,925,140	874,326	18,049,331
Jeremy DeGroot	99,122,756	16,677,712	18,049,331